SCHEDULE 13G
Amendment No. 2
Tech Data Corporation
Common Stock $.0015 par
value


Cusip # 878-237-10-6

Item 1:  Reporting
Person - Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  1,951,600
Item 7:  -0-
Item 8:  1,951,600
Item 9:  1,951,600
Item 11: 4.0%
Item 12: IA



Cusip #: 878-237-10-6

Item 1:  Reporting
Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  1,247,300
Item 7:  -0-
Item 8:  1,247,300
Item 9:  1,247,300
Item 11: 2.6%
Item 12: IA



Cusip Number: 878-237-10-6

Item 1:  Reporting
Person - Julian H.
Robertson, Jr.
Item 4:  U.S
Item 5:  -0-
Item 6:  3,198,900
Item 7:  -0-
Item 8:  3,198,900
Item 9:  3,198,900
Item 11: 6.6%
Item 12: IN
Item 1(a) Tech Data
Corporation



Item 1(b) 5350 Tech Data
Drive, Clearwater,
Florida  34620


Item 2(a) This statement
is filed on behalf of
Tiger Management
L.L.C.("TMLLC") and
Tiger Performance L.L.C.
("TPLLC").


Julian H. Robertson, Jr.
is the ultimate
controlling person of
TMLLC and TPLLC.


Item 2(b) The address of
each reporting person is
101 Park Avenue, New
York, NY  10178


Item 2(c) Incorporated
by reference to item (4)
of the cover page
pertaining to each
reporting person.


Item 2(d) Common Stock
$.0015 par value


Item 2(e) 878-237-10-6


Item 3 TMLLC and TPLLC
are investment advisers
registered under Section
203 of the Investment
Advisers Act of 1940.


Item 4 Ownership as of
December 31, 1997 is
incorporated by
reference to items (5) -
(9) and (11) of the
cover page pertaining to
each reporting person.

Item 5 Not applicable

Item 6 Not applicable

Item 7 Not applicable

Item 8 Not applicable

Item 9 Not applicable

Item 10 By signing
below, I certify that,
to the best of my
knowledge and belief,
the securities referred
to above were acquired
in the ordinary course
of business and were not
acquired for the purpose
of and do not have the
effect of changing or
influencing the control
of the issuer of such
securities and were not
acquired in connection
with or as a participant
in any transaction
having such purpose or
effect.


After reasonable inquiry
and to the best of my
knowledge and belief, I
certify that the
information set forth in
this statement is true,
complete and correct.


February 13, 1998


TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief
Financial Officer

Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/ Nolan Altman
Under Power of Attorney
dated 1/27/95 On File
with Schedule 13G for
Kohl's Corp.

2/7/95

AGREEMENT

The undersigned agree
that
this Amendment No. 2 to
Schedule 13G dated
February 13, 1998
relating to shares of
common stock of Tech
Data Corporation shall
be filed on behalf of
each of the undersigned.

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief
Financial Officer

TIGER
PERFORMANCE
L.L.C.

/s/  Nolan
Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/ Nolan Altman
Under Power of Attorney
dated 1/27/95
On File with Schedule
13G for Kohl's Corp.
2/7/95